Exhibit 99.1

Aurora Cannabis Announces Second Quarter 2020 Results

  Net Revenue of $66.6 million, excluding provisions of $10.6 million
  Net Cannabis Revenue, excluding provisions, of $63.2 million, In Line With Recent Guidance
  Cash Cost to Produce Per Gram Sold of $0.88
  Successful Launch of Cannabis 2.0 Products Across Canada
  Consumer Cannabis Net Revenue, excluding provisions, Grows at 11% Over Prior Quarter

NYSE | TSX: ACB

EDMONTON, Feb. 13, 2020 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NYSE | TSX: ACB), the Canadian company defining the future of cannabis worldwide, announced today its financial and operational results for the second quarter of fiscal 2020 ended December 31, 2019.

"Despite delivering modest growth in our core medical and consumer business in Q2, we took immediate and deliberate actions to align our Company to current market conditions," said Michael Singer, Executive Chairman and Interim CEO, Aurora Cannabis. "As announced last week, being a profitable cannabis company for our investors is the singular near-term focus for Aurora and we have begun to implement a business transformation plan where we intend to manage the business with a high degree of fiscal discipline."

Second Quarter 2020 Highlights

(Unless otherwise stated, comparisons are made between Fiscal Q2 2020 and Q1 2020 results and are in Canadian dollars)

  Cannabis net revenue of $63.2 million, excluding provisions, in Q2 2020 compared to $70.8 million in Q1 2020:
    Canadian and international medical cannabis net revenue of $27.4 million, with Canadian medical net revenue sequentially flat at $25.6 million, and international medical net revenue down from $5.0 million to $1.8 million due to a temporary sales interruption
    Consumer cannabis net revenue, excluding provisions, of $33.5 million was an increase of 11% from $30.0 million in the previous quarter. Including the $10.6 million provision for returns and price adjustments for prior quarter sales, reported consumer cannabis net revenues were $22.9 million. Also affecting Q2 consumer cannabis net revenue was slower provincial ordering during the quarter, a shift in the market to value brands (Aurora launched "Daily Special" in early February 2020), and the industry-wide impact from the slow pace of retail store licensing
    Wholesale bulk cannabis net revenues of $2.4 million, a decline from $10.3 million in the previous quarter, due to overall volume declines and the wholesale of lower potency (priced) product
  Production volume in fiscal Q2 was 30,691 kilograms, in-line with previous expectations as Aurora realigned its cultivation strategy to produce a greater amount of higher value and higher potency strains
  Cash cost to produce per gram sold remained relatively consistent at $0.88 per gram versus $0.85 per gram last quarter – Aurora intends to maintain this metric below $1.00 per gram
  Aurora's medical patient base remained relatively consistent at 90,307
  Successfully launched Cannabis 2.0 products with sales to provincial distributors commencing on December 17, 2019

Subsequent Events & Business Transformation Plan

Subsequent to the quarter end, the Company made several decisions designed to strategically transform its operations and provide financial flexibility in response to a changing market and regulatory environment, while supporting its long-term growth:

  Announced CEO succession plan and expansion of the Board of Directors
  Executive Chairman Michael Singer appointed Interim CEO, effective February 6, 2020; search for permanent successor underway
  Two new Independent Directors joined the Board for a total of 10 directors, including 7 Independents
  Announced comprehensive transformation plan to significantly reduce the Company's expense base, rationalize capital expenditures, and better align its balance sheet with current market conditions
  Secured credit facility amendments that remove EBITDA ratio covenants and provided additional financial flexibility as Aurora executes transformation plan

"The transformational actions we announced last week have already positively impacted SG&A expense and we are confident that our run-rate will be approximately $40 million - $45 million as we exit the fiscal fourth quarter of 2020.  This is a very important step toward EBITDA profitability," said Glen Ibbott, CFO. "In addition, our credit facility was amended to provide greater flexibility to Aurora. More specifically, Aurora chose to downsize the facility by $96.5 million with the elimination of undrawn term loan capacity, and further used $45 million of restricted cash to repay a portion of the drawn term loan balance for the purpose of reducing leverage and cash required for debt service."

Following these facility changes, Aurora's current credit facility and other debt outstanding includes:

  $50 million revolving facility, of which $2 million was drawn as of December 31, 2019
  $162 million of fully drawn senior secured term loans
  US$345 million of senior unsecured convertible debentures due February 2024

Q2 2020 Key Financial and Operational Metrics

($ thousands, except Operational Results)	Q2 2020	Q1 2020 (4)	$ Change	%Change
Financial Results
Total net revenue(4)	$56,027	$75,245	($19,218)	(26)%
Cannabis net revenue (1)(2a) (4)	$52,676	$70,776	($18,100)	(26)%
Canadian and international medical cannabis net revenue (1)(2a)	$27,386	$30,450	($3,064)	(10)%
Consumer cannabis net revenue (1)(2a)	$22,906	$30,022	($7,116)	(24)%
Wholesale bulk cannabis net revenue (1)(2a)	$2,384	$10,304	($7,920)	(77)%
Gross margin before FV adjustments on cannabis net revenue (1)(2b)	44%	58%	N/A	(14)%
Gross margin before FV adjustments on medical cannabis net revenue (1)(2b)	54%	63%	N/A	(9)%
Gross margin before FV adjustments on consumer cannabis net revenue (1)(2b)	32%	53%	N/A	(21)%
Gross margin before FV adjustments on wholesale bulk cannabis net revenue (1)(2b)	45%	58%	N/A	(13)%
Adjusted gross margin before FV adjustments on cannabis net revenue (1)(2b)	55%	67%	N/A	(12)%
Selling, general and administration expense	$99,882	$81,132	$18,750	23%

Balance Sheet
Working capital	$415,936	$123,750	$292,186	236%
Cannabis inventory and biological assets (1)(3)	$216,735	$178,748	$37,987	21%
Total assets	$4,671,912	$5,606,799	($934,887)	(17)%

Operational Results – Cannabis
Cash cost to produce per gram sold (1)(2c)	$0.88	$0.85	$0.03	4%
Active registered patients	90,307	91,116	(809)	(1)%
Average net selling price of medical cannabis (1)	$7.99	$8.00	($0.01)	0%
Average net selling price of consumer cannabis (1)	$4.76	$5.28	($0.52)	(10)%
Average net selling price of wholesale bulk cannabis (1)	$1.90	$3.46	($1.56)	(45)%
Kilograms produced	30,691	41,436	(10,745)	(26)%
Kilograms sold	9,501	12,463	(2,962)	(24)%

(1)		These terms are defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of the MD&A.
(2)		Refer to the following sections in the MD&A for reconciliation of non-GAAP measures to the IFRS equivalent measure:
	a.	Refer to the "Revenue" section in the MD&A for a reconciliation of cannabis net revenue to the IFRS equivalent.
	b.	Refer to the "Gross Margin" section in the MD&A for reconciliation to the IFRS equivalent.
	c.	Refer to the "Cash Cost of Sales of Dried Cannabis and Cash Cost to Produce Dried Cannabis Sold – Aurora Produced Cannabis" section of the MD&A for reconciliation to the IFRS equivalent.
(3)		Represents total biological assets and cannabis inventory, exclusive of merchandise, accessories, supplies and consumables.
(4)		Includes impact of actual and expected product returns and price adjustments (three and six months ended December 31, 2019 - $10.6 million; three and six months ended December 31, 2018 - nil)

($ thousands)	Three months ended
	December 31, 2019	December 31, 2018
Net revenue	56,027	54,178
Patient counseling services	(695)	(2,334)
Analytical testing services	(637)	(1,367)
Other cannabis segment revenues (accessories, hemp, other)	(1,655)	(2,174)
Horizontally integrated business revenue	(364)	(726)
Cannabis net revenue	52,676	47,577

The table below outlines the breakdown of cannabis net revenue between our medical, consumer and wholesale bulk markets, as well as our dried cannabis and cannabis extracts for the three months ended December 31, 2019 and September 30, 2019.

($ thousands)	Three months ended
	December 31, 2019	September 30, 2019
Medical cannabis net revenue
Canada dried cannabis	14,803	14,882
Canada cannabis extracts (1)	10,791	10,606
International dried cannabis	1,758	4,553
International cannabis extracts (1)	34	409
Total medical cannabis net revenue	27,386	30,450

Consumer cannabis net revenue
Dried cannabis	28,980	26,889
Cannabis extracts (1)	4,491	3,133
Revenue provisions (2)	(10,565)	-
Total consumer cannabis net revenue	22,906	30,022

Wholesale bulk cannabis net revenue
Dried cannabis	2,352	7,432
Cannabis extracts (1)	32	2,872
Wholesale bulk cannabis net revenue	2,384	10,304

Total cannabis net revenue	52,676	70,776

(1)	Cannabis extracts revenue includes cannabis oils, capsules, softgels, sprays and topical revenue.
(2)	Revenue provisions consists of actual returns and price adjustments of $6.1 million and a $4.5 million revenue provision for estimated future returns and price adjustments

Consolidated net revenue, excluding provisions, was $66.6 million in Q2 2020 as compared to $75.2 million in the prior quarter. Medical cannabis net revenues decreased to $27.4 million in Q2 2020, down 10% over the prior quarter due to a short-term permit issue in Germany (since resolved). Consumer cannabis revenues were $33.5 million ($22.9 million net of provisions) in Q2 2020. The provisions included in cannabis net revenues are comprised of $6.1 million of actual returns and price adjustments and a $4.5 million provision for future returns and price adjustments.

Average net selling price of cannabis, including provisions, decreased to $5.54 per gram over the prior quarter of $5.68. This decrease is attributable to the previously mentioned provision for returns and price adjustments impacting Q2 2020 which did not affect Q1 2020, lower kilograms sold in Q2 versus Q1, and lower wholesale bulk volume and pricing.

Gross margin before fair value adjustments on cannabis net revenue, excluding provisions was 48% in Q2 2020, compared to 58% in the prior quarter.  Including the impact of the return and price adjustment provisions, gross margin before fair value adjustments on cannabis net revenue was 44%.

During Q2 2020, Aurora produced 30,691 kilograms of cannabis as compared to 41,436 kilograms in the prior quarter. The 26% decrease in production output was primarily due to previously announced changes to cultivation strategies, including a pivot to high-value, high-potency strains which are lower yielding. With continued refinement of our cultivation techniques, we expect to achieve quarterly harvest volumes leading to an average of 150,000 kgs annually or better.

Q2 2020 SG&A increased by 23% to $99.9 million from the prior quarter. The increase was primarily driven by a rise in salaries and benefits due to targeted growth in corporate headcount and annual merit increases, investments in educational marketing campaigns related to the launch of Cannabis 2.0 products, and marketing initiatives related to the launch of the Aurora Drift brand.  On February 6, 2020, Aurora announced decisive action effective immediately to reduce SG&A expenses from the Q2 2020 levels, and expects to manage the business with an SG&A expense run-rate of between $40 million to $45 million per quarter exiting Q4 2020 (June 30, 2020).

Adjusted EBITDA(1) loss was $80.2 million in Q2 2020 compared to $39.7 million in Q1 2020. The decline in adjusted EBITDA loss is primarily due to the quarter over quarter decrease in revenue (including provisions), an increase in production costs relating to the ramp up for the legalization of Cannabis 2.0, and the increase in SG&A expenses. Developing a profitable cannabis company in the near term is extremely important to Aurora. While the Company strongly believes the global market opportunity for cannabis is robust, there is uncertainty in the timing of revenue ramp-up in our core markets.  Therefore, the Company has taken action to materially reduce SG&A expenses focused on achieving positive adjusted EBITDA.

Outlook

Consistent with Aurora's release dated February 6, 2020; the Company is bullish on the long-term potential for the global cannabis opportunity. However, due to several short-term factors, there is likely to be a slower than previously expected rate of industry growth in the near-term. The Company has outlined a number of fiscally responsible steps it has already taken to realign its business operations to this expected industry growth rate. Aurora reiterates its outlook for fiscal third quarter that cannabis revenue will be impacted by previously mentioned industry headwinds, and as such will likely show modest to no growth relative to fiscal Q2's cannabis revenue, excluding provisions, of approximately $65 million.

Footnote:
(1)	This term is defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of this MD&A. Refer to the "Adjusted EBITDA" section for reconciliation to the IFRS equivalent.

Conference Call

Aurora will host a conference call today, February 13, 2020, to discuss these results. Michael Singer, Executive Chairman and Interim Chief Executive Officer, and Glen Ibbott, Chief Financial Officer will host the call starting at 8:00 a.m. Eastern time. A question and answer session will follow management's presentation.

DATE:	Thursday, February 13th, 2020
TIME:	8:00 a.m. Eastern Time | 6:00 a.m. Mountain Time
WEBCAST:	http://public.viavid.com/index.php?id=138107
REPLAY:	(844) 512-2921 or (412) 317-6671 Available until 11:59 p.m. Eastern Time Thursday, February 27, 2020
PIN NUMBER:	13699134
DATE:	Thursday, February 13th, 2020

About Aurora

Aurora is a global leader in the cannabis industry serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis dedicated to helping people improve their lives. The Company's presence spans 25 countries across 5 continents with a brand portfolio that includes Aurora, Aurora Drift, San Rafael '71, Daily Special, AltaVie, MedReleaf, CanniMed, Whistler, and ROAR Sports. Providing customers with innovative, high-quality cannabis and hemp products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and recreational markets wherever they are launched. For more information, please visit our website at www.auroramj.com.

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and is a constituent of the S&P/TSX Composite Index.

Forward Looking Statements and Non-IFRS Industry Measures

This news release makes reference to certain non-IFRS measures, including certain industry metrics. These metrics and measures are not recognized measures under IFRS do not have meanings prescribed under IFRS and are as a result unlikely to be comparable to similar measures presented by other companies. These measures are provided as information complimentary to those IFRS measures by providing a further understanding of our operating results from the perspective of management. As such, these measures should not be considered in isolation or in lieu of review of our financial information reported under IFRS. This news release uses non-IFRS measures including "cannabis net revenue", "Adjusted EBITDA", "cannabis inventory and biological assets", "cash cost to produce per gram sold", "average net selling price", and "SG&A". The foregoing are commonly used operating measures in the industry but may be calculated differently compared to other companies in the industry. These non-IFRS measures, including the industry measures, are used to provide investors with supplementary measures of our operating performance that may not otherwise be apparent when relying solely on IFRS metrics. Definitions of the non-IFRS measures can be found in our financial statements, MD&A and this news release.

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These forward-looking statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions, estimates and assumptions of management in light of management's experience and perception of historical trends, current conditions and expected developments at the date the statements are made, such as current and future market conditions, the current and future regulatory environment and future approvals and permits. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements, including general business and economic conditions, changes in laws and regulations, product demand, changes in prices of required commodities, competition and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated September 10, 2019 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities laws.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

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For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:00e 13-FEB-20